UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Vishay Precision Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-34679	27-0986328
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

3 Great Valley Parkway, Suite 150 Malvern, PA	19355
(Address of Principal Executive Offices)	Zip Code

William M. Clancy Executive Vice President and Chief Financial Officer	(484) 321-5300
(Name and telephone number, including area code, of the Person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Vishay Precision Group, Inc. (“VPG,” the “Company,” “we,” “us,” or “our”) is an internationally recognized designer, manufacturer and marketer of sensors, and sensor-based measurement systems, as well as specialty resistors and strain gages based on its proprietary technology. VPG provides precision products and solutions, many of which are "designed-in" by our customers, specializing in the growing markets of stress, force, weight, pressure, and current measurements.

Certain of our products utilize one or more of the minerals tantalum, tin, tungsten or gold-“conflict minerals” (as defined in Section 1, Item 1.01 (d)(3) of Form SD)-that are necessary to the functionality or production of such products. Therefore, we are conducting a “reasonable country of origin” inquiry to determine whether any of the necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), or whether any of the necessary conflict minerals are not from recycled or scrap sources.

VPG designed its due diligence process regarding the source and custody of such conflict minerals, based upon the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework.

VPG continues to work with its suppliers to attempt to determine the country of origination of such materials.

In accordance with Rule 13p-1, VPG has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report filed as an exhibit to this Form SD for the reporting period from January 1, 2020 to December 31, 2020, and both reports are posted to our publicly available website at http://ir.vpgsensors.com.

Item 1.02 - Exhibits

Exhibit 1.01 is hereby incorporated into this item by reference.

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vishay Precision Group, Inc.
Date: May 27, 2021	By: /s/ William M. Clancy
Name: William M. Clancy
Title: Executive Vice President and Chief Financial Officer